SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Whiting Petroleum Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

1.25% Convertible Senior Notes due 2020

(Title of Class of Securities)

966387AL6

(CUSIP Number of Class of Securities)

Bradley J. Holly

Chairman, President and Chief Executive Officer

1700 Broadway, Suite 2300

Denver, Colorado 80290-2300

(303) 837-1661

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Benjamin F. Garmer, III, Esq.

John K. Wilson, Esq.

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5306

(414) 271-2400

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$297,000,000	$35,996.40

*

Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all $300,000,000 aggregate principal amount of the Company’s outstanding 1.25% Convertible Senior Notes due 2020 are purchased at the tender offer price of $990 per $1,000 principal amount of such notes.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $121.20 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$35,996.40.
Form or Registration No.:	Schedule TO-I.
Filing Party:	Whiting Petroleum Corporation.
Date Filed:	August 29, 2019.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Amendment No. 2 to Schedule TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 29, 2019, as amended and supplemented by Amendment No. 1 to the Schedule TO filed on September 6, 2019 (as amended and supplemented, the “Schedule TO”), by Whiting Petroleum Corporation, a Delaware corporation (the “Company”), in connection with the Company’s offer to purchase up to $300,000,000 aggregate principal amount of its outstanding 1.25% Convertible Senior Notes due 2020 (the “Notes”), for cash in an amount equal to $990 per $1,000 principal amount of Notes purchased (exclusive of accrued and unpaid interest).

This Amendment No. 2 is being filed solely to report the final results of the Tender Offer. Only those items amended and supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 2 does not modify any of the other information previously reported on Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase dated August 29, 2019 and the related Letter of Transmittal.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On September 27, 2019, the Company issued a press release announcing the final results of the Tender Offer, which expired at 11:59 P.M., New York City time, on September 26, 2019. A copy of such press release is filed as Exhibit (a)(5)(ii) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

(a)(5)(ii)	Press Release announcing the final results of the Tender Offer, dated September 27, 2019.

(b)(ii)	First Amendment to Seventh Amended and Restated Credit Agreement, dated September 13, 2019, among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated by reference to Exhibit 4.1 to Whiting Petroleum Corporation’s Current Report on Form 8-K filed on September 16, 2019 (File No. 001-31899)).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2019	WHITING PETROLEUM CORPORATION

	By:	/s/ Bruce R. DeBoer
	Name:	Bruce R. DeBoer
	Title:	Chief Administrative Officer, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 29, 2019.*

(a)(1)(B)	Letter of Transmittal.*

(a)(5)	Press Release announcing the commencement of the Tender Offer, dated August 29, 2019.*

(a)(5)(ii)	Press Release announcing the final results of the Tender Offer, dated September 27, 2019.

(b)	Seventh Amended and Restated Credit Agreement, dated April 12, 2018, among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and the various other agents party thereto (Incorporated by reference to Exhibit 4.1 to Whiting Petroleum Corporation’s Current Report on Form 8-K filed on April 13, 2018 (File No. 001-31899)).

(b)(ii)	First Amendment to Seventh Amended and Restated Credit Agreement, dated September 13, 2019, among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated by reference to Exhibit 4.1 to Whiting Petroleum Corporation’s Current Report on Form 8-K filed on September 16, 2019 (File No. 001-31899)).

(d)	Indenture, dated March 27, 2015, among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, Whiting US Holding Company, Whiting Canadian Holding Company ULC, Whiting Resources Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee, creating the 1.25% Convertible Senior Notes due 2020 (Incorporated by reference to Exhibit 4.2 to Whiting Petroleum Corporation’s Current Report on Form 8-K filed on March 30, 2015 (File No. 001-31899)).

(g)	None.

(h)	None.

*	Previously filed.

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